OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) and (d) and
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

CTI Molecular Imaging, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22943D 10 5

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 22943D 10 5

1.	Name of Reporting Person: Michael Phelps I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,592,581

		6.	Shared Voting Power: 320,000

		7.	Sole Dispositive Power: 2,592,581

		8.	Shared Dispositive Power: 320,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,912,581

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: IN

2

13G

Item 1.
	(a)	Name of Issuer:
CTI Molecular Imaging, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
810 Innovation Drive Knoxville, Tennessee 37932

Item 2.
	(a)	Name of Person Filing:
Michael Phelps
	(b)	Address of Principal Business Office or, if none, Residence:
10833 LeConte Avenue Room 23-138-CHS Los Angeles, California 90024
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
22943D 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,592,581
(b) Percent of class:
6.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,592,581
(ii) Shared power to vote or to direct the vote:
320,000
(iii) Sole power to dispose or to direct the disposition of:
2,592,581
(iv) Shared power to dispose or to direct the disposition of:
320,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

4

13G

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2003

By:	/s/ Michael Phelps
Name:	Michael Phelps

5